Writer’s Direct Dial

704.632.7110

July 14, 2005

VIA EDGAR FILING

Mr. David R. Humphrey

Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, DC 20549

Re:	American Tire Distributors, Inc.
Form 10-K for the Year ended January 1, 2005
Commission File Number: 333-61713

American Tire Distributors Holdings, Inc.
Form S-4 filed May 12, 2005
Form 10-Q for the period ended April 2, 2005
Commission File Number: 333-124878

Dear Mr. Humphrey:

We are in receipt of your letter dated July 8, 2005 directed to Scott A. Deininger, Sr. Vice President of Finance and Administration for American Tire Distributors Holdings, Inc. (the “Company”) regarding the referenced filings. This letter is our response to the questions contained in your July 8 correspondence.

Summary Consolidated Financial Data, page 16

1.     Certain of the successor company balances as of, and for the period ended April 2, 2005 do not appear to be correctly stated. We refer, for example, to redeemable preferred stock, shareholders’ equity, and to the various components of “Other Financial Data.” Please revise or advise. This comment applies to the balances presented on pages 55 and 56, as well.

RESPONSE:   We have reviewed certain of the successor company balances as of, and for the period ended April 2, 2005 including, redeemable preferred stock, shareholders’ equity, and to the various components of “Other Financial Data” and have corrected the same to properly reflect such balances. Additionally, we have made the same changes to the balances presented on pages 55 and 56.

*     *     *

In providing the response contained herein, we acknowledge that

■	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

■	The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

■	The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your review of this matter. If you should have any questions regarding our response, please do not hesitate to call me at 704-632-7110 or Scott Deininger at 704-632-7024.

Very truly yours,

AMERICAN TIRE DISTRIBUTORS HOLDINGS, INC.

/s/    J. Michael Gaither

J. Michael Gaither

Executive Vice President and General Counsel

JMG/dbg

cc:	Richard P. Johnson

William E. Berry

Scott A. Deininger

Donald Hardie

Sean Griffiths

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